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DeFi Technologies Announces Appointment of Diana Biggs to HIVE Switzerland Board of Directors
TORONTO, Oct. 5, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a digital asset investment  firm bridging the gap between traditional capital markets and decentralized finance,  is pleased to announce that HIVE Blockchain    Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE: HBF) ("HIVE") has appointed Diana Biggs, CEO of Valour Inc. ("Valour") and incoming Chief Strategy Officer of DeFi Technologies, to the board of directors of HIVE Switzerland.
Diana is passionate about using technology for building inclusive and sustainable financial services through decentralized networks. A seasoned executive who brings deep experience in digital assets, technology, and financial services, Diana is an Associate Fellow and guest lecturer with Saïd Business School, University of Oxford. Prior to joining Valour as CEO in November 2020, she was Global Head of Innovation for HSBC Private Banking. Previous roles include VP, Head of Growth and Partnerships at Uphold, Chief Strategy Officer of Soko, and a Management Consultant with Oliver Wyman Financial Services.
"We're thrilled to have Diana on the HIVE Switzerland board. She brings deep DeFi experience to the table and will be instrumental in helping to guide our future efforts in this exciting space," said HIVE Executive Chairman Frank Holmes.
In her new role, Diana will work closely with Johanna Thörnblad, Managing Director of HIVE's two Swedish subsidiaries, Bikupa Datacenter AB and Bikupa Datacenter 2 AB.
"I'm excited to further our partnership with HIVE, while working closely with Johanna on future opportunities in the DeFi space," said Ms. Biggs.
Valour, a wholly owned subsidiary of DeFi Technologies, offers exchange-traded products that allow investors to take concentrated positions in DeFi project tokens through a traditional brokerage account, with low or no management fees.
Under Ms. Biggs' leadership, in September 2021 Valour surpassed $200M USD in assets under management, up 2,000% in 2021. Valour currently offers ETNs in Europe that allow investors to gain exposure to digital assets including Solana (SOL), Cardano (ADA), Ethereum (ETH), Polkadot (DOT), and Bitcoin (BTC).
HIVE's Strategic Investment in DeFi Technologies

In April of 2021, HIVE completed a share swap transaction with DeFi Technologies, giving HIVE approximately 5% ownership of DeFi Technologies in exchange for approximately 1% of HIVE shares.
HIVE Switzerland is home to the majority of HIVE's Ethereum mining operations.
About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy. HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.
About DeFi Technologies
DeFi Technologies Inc. is a digital asset investment firm bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies and the future of finance. We believe that decentralised technologies lie at the heart of financial innovation. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide diversified exposure across decentralized finance. As a trusted partner for our clients and investors, we provide industry-leading products and top-quality research and education in this fast-growing space. For more information visit https://defi.tech/.
Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the appointment of officers of the Company and HIVE; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information: please contact: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com;  Public  Relations:  Marie  Knowles,  MFK Publicity, marie@mfkpublicity.co
CO: DeFi Technologies, Inc. CNW 07:30e 05-OCT-21